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                                                              OMB APPROVAL
                             UNITED STATES             OMB Number:
                  SECURITIES AND EXCHANGE COMMISSION   -------------------------
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                                 SCHEDULE 13D\A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.3)

                                  RETALIX LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8215W109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FIMI IV 2007 Ltd.
                                Rubinstein House,
                              37 Menahem Begin Rd.,
                             Tel-Aviv 67137, Israel
                                +(972) 3 565-2244

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 28, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ronex Holdings, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Barry Shaked (personally and through a company wholly-owned by him) and Mr. Brian Cooper (together, the "Founders") may, together with the Reporting Persons (excluding the Founders, the "FIMI Reporting Persons"), be deemed to be members of a "group" under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 2 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ronex Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 3 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity 2005 Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 4 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI IV 2007 Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 5 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity II Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 6 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Israel Opportunity Fund II, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 7 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity IV, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 8 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Israel Opportunity IV, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 9 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ishay Davidi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   ________
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             2,862,669
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,862,669
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.


                               Page 10 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Barry Shaked
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   1,404,806
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             ________
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,404,806
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. Mr. Shaked disclaims beneficial ownership of 3,614,154 Shares owned by the other Reporting Persons.


                               Page 11 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Brian Cooper
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
 NUMBER OF              --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER (with respect to Item 6)
BENEFICIALLY                 5,018,960*
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   751,485
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             ________
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     751,485
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a "group" under
Section 13(d) of the Exchange Act. Mr. Cooper disclaims beneficial ownership of 4,267,475 Shares owned by the other Reporting Persons.

                               Page 12 of 16 Pages

     This Amendment No. 3 to Schedule 13D amends Schedule 13D originally filed by the FIMI Reporting Persons on February 11, 2008, Amendment No. 1 to Schedule 13D originally filed by the Reporting Persons on March 3, 2008 and Amendment No. 2 to Schedule 13D originally filed by the Reporting Persons on August 26, 2008.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated as follows:

     As of 8 a.m., New York City time, on August 28, 2008, the aggregate purchase price of the 2,862,669 Shares purchased by Ronex was $43,759,545. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the working capital of the limited partnerships comprising Ronex.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a) - (b) All calculations of ownership percentages are based upon 20,315,515 Shares outstanding as of June 30, 2008, based on information provided by the Issuer.

     The FIMI Reporting Persons may be deemed to beneficially own, through shared power of disposition, 2,862,669 Shares, representing approximately 14.1% of the Issuer's outstanding Shares.

     Mr. Shaked (personally and through a company wholly-owned by him) may be deemed to beneficially own, through sole power of disposition, 1,404,806 Shares (including 371,327 Shares issuable upon exercise of options exercisable currently or within 60 days of the date hereof), representing approximately 6.8% of the Issuer's outstanding Shares (assuming the exercise of such options).

     Mr. Brian Cooper may be deemed to beneficially own, through sole power of disposition, 751,485 Shares, representing approximately 3.7% of the Issuer's outstanding Shares.

     Only with respect to the Shareholders' Agreement described in Item 6 herein, the Reporting Persons may be deemed to beneficially have shared power to vote over 5,018,960 Shares, representing approximately 24.3% of the Issuer's outstanding Shares (assuming the exercise of Mr. Shaked's options that are exercisable currently or within 60 days of the date hereof).

     The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing. Mr. Shaked disclaims beneficial ownership of 3,614,154 Shares owned by the other Reporting Persons. Mr. Cooper disclaims beneficial ownership of 4,267,475 Shares owned by the other Reporting Persons.

     (c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons that have not previously been reported.


                               Page 13 of 16 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2008      _____________________________________________


                            Ronex Holdings, Limited Partnership
                            By: Ronex Holdings Ltd., general partner

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO


                            Ronex Holdings Ltd.

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO


                            FIMI Opportunity 2005 Ltd.

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO


                            FIMI IV 2007 Ltd.

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO


                            FIMI Opportunity II Fund, L.P.
                            By: FIMI Opportunity 2005 Ltd., general partner

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO


                               Page 14 of 16 Pages

                            FIMI Israel Opportunity Fund II, Limited Partnership
                            By: FIMI Opportunity 2005 Ltd., general partner

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO


                            FIMI Opportunity IV, L.P.
                            By: FIMI IV 2007 Ltd., general partner

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO


                            FIMI Israel Opportunity IV, Limited Partnership
                            By: FIMI IV 2007 Ltd., general partner

                            By: _______________________________________
                                Name: Ishay Davidi
                                Title: CEO

                            _______________________________________
                            Ishay Davidi

                            _______________________________________
                            Barry Shaked

                            _______________________________________
                            Brian Cooper


                               Page 15 of 16 Pages

                                                                      SCHEDULE A

Schedule A is hereby amended as follows:

Since the filing of Amendment No. 2 to Schedule 13D on August 26, 2008, the following purchases were also effected in the open market by Ronex:

DATE                             NO. OF SHARES       AVERAGE PRICE PER SHARE ($)
----                             -------------       ---------------------------

August 26, 2008                        107,181                             11.89

August 27, 2008                         44,200                             12.00

August 28, 2008                        141,612                             12.01


                               Page 16 of 16 Pages